SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated July 13, 2016

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange release dated July 13, 2016: Nokia and Samsung expand their intellectual property cross license

STOCK EXCHANGE RELEASE

July 13, 2016

Nokia and Samsung expand their intellectual property cross license

Nokia Corporation

Stock Exchange Release

July 13, 2016 at 08:00 (CET +1)

Nokia and Samsung expand their intellectual property cross license

Espoo, Finland — Nokia and Samsung have agreed terms to expand their patent cross license agreement to cover certain additional patent portfolios of both parties. This agreement is in addition to the outcome of the arbitration between the two companies that was announced on February 1, 2016.

The agreement announced today expands access for each company to patented technologies of the other and reinforces Nokia’s leadership in technologies for the programmable world. With this expansion, Nokia expects a positive impact to the net sales of Nokia Technologies starting from the third quarter of 2016.

With this expanded agreement, Nokia Technologies’ annualized net sales related to patent and brand licensing is expected to grow to a run rate of approximately EUR 950 million by the end of 2016.

“With intellectual property portfolios from Nokia Technologies, Nokia Networks and Alcatel-Lucent, Nokia has a wealth of technologies relevant to mobile devices and beyond,” said Ramzi Haidamus, president of Nokia Technologies. “We welcome this expanded agreement with Samsung which recognizes the strength of our assets, and we continue to pursue new licensing opportunities across a number of diverse industries.”

About Nokia Technologies

Nokia Technologies is Nokia’s advanced technology and licensing business. Formed in 2014, TECH builds upon our solid foundation of industry-leading licensing and technology R&D capabilities. By focusing on Digital Health, Digital Media, Brand Licensing and Patent Licensing, TECH is expanding the human possibilities of the ever-evolving world of technology. In 2015, Nokia Technologies launched OZO, the world’s first virtual reality (VR) camera designed for professionals.

About Nokia

Nokia is a global leader in the technologies that connect people and things. Powered by the innovation of Nokia Bell Labs and Nokia Technologies, the company is at the forefront of creating and licensing the technologies that are increasingly at the heart of our connected lives.

With state-of-the-art software, hardware and services for any type of network, Nokia is uniquely positioned to help communication service providers, governments, and large enterprises deliver on the promise of 5G, the Cloud and the Internet of Things. www.nokia.com

Media Enquiries:

Nokia

Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

Investor Enquiries:

Nokia Investor Relations

Tel. +358 4080 3 4080

Email: investor.relations@nokia.com

RISKS AND FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) expectations, plans or benefits related to our strategies and growth management; B) expectations, plans or benefits related to future performance of our businesses; C) expectations and targets regarding financial performance, results, operating expenses, taxes, cost savings and competitiveness, as well as results of operations including targeted synergies and those related to market share, prices, net sales, income and margins; D) expectations and targets regarding collaboration, partnering and licensing arrangements, as well as our expected customer reach; E) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; and F) statements preceded by or including “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim,” “plans,” “intends,” “focus,” “continue,” “project,” “should,” “will” or similar expressions. These statements are based on the management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties, that could cause such differences include, but are not limited to: 1) our ability to execute our strategy, sustain or improve the operational and financial performance of our business or correctly identify or successfully pursue business opportunities or growth; 2) our dependence on the development of the industries in which we operate, including the cyclicality and variability of the telecommunications industry; 3) our exposure to regulatory, political or other developments in various countries or regions, including emerging markets and the associated risks in relation to tax matters and exchange controls, among others; 4) our ability to effectively and profitably compete and invest in new competitive high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 5) Nokia Technologies’ ability to maintain and establish new sources of patent licensing income and IPR-related revenues, particularly in the smartphone market; 6) the impact of the patent cross license agreement on Nokia Technologies’ financial results, Nokia’s intellectual property portfolios, the future performance of Nokia Technologies and Nokia’s future interactions with Samsung; 7) our dependence on IPR technologies, including those that we have developed and those that are licensed to us, and the risk of associated IPR-related legal claims, licensing costs and restrictions on use; 8) Nokia Technologies’ ability to generate net sales and profitability through licensing of the Nokia brand, the development and sales of products and services, as well as other business ventures which may not materialize as planned; 9) the impact of unfavorable outcome of litigation, arbitration, agreement-related disputes or allegations of product liability associated with our businesses; 10) performance failures by our partners or failure to agree to partnering arrangements with third parties; as well as the risk factors specified on pages 69 to 87 of our annual report on Form 20-F filed on April 1, 2016 under “Operating and financial review and prospects—Risk factors”, as well as in Nokia’s other filings with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 13, 2016	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal